                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)



           FLORIDA                                     65-0452156
   ------------------------                ------------------------------------
   (State of incorporation)                (I.R.S. Employer Identification No.)


        3750 Investment Lane Suite 5
          WEST PALM BEACH, FLORIDA                        33407
  ----------------------------------------              ----------
  (Address of Principal Executive Offices)              (Zip Code)


                                 (561) 863-8446
                           ---------------------------
                           (Issuer's Telephone Number)


         Securities to be registered pursuant to 12 (b) of the Act: None


           Securities to be registered pursuant to 12 (g) of the Act:


                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)





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                                TABLE OF CONTENTS


                                                                                     Page No.
                                                                                     --------
PART 1

Item 1.    Description of Business ...............................................         1

Item 2.    Management's Discussion and Analysis ..................................         4

Item 3.    Description of Property ...............................................         7

Item 4.    Security Ownership of Certain Beneficial Owners and Management ........         7

Item 5.    Directors, Executive Officers, Promoters and Control Persons ..........         7

Item 6.    Executive Compensation ................................................         8

Item 7.    Certain Relationships and Related Transactions ........................        10
 .
Item 8.    Description of Securities .............................................        10

PART II

Item 1.    Market Price of and Dividends on the Registrant's Common
           Equity and Other Shareholder Matters ..................................        11

Item 2.    Legal Proceedings .....................................................        11

Item 3.    Changes in and Disagreements with Accountants .........................        11

Item 4.    Recent Sales of  Unregistered Securities ..............................        12

Item 5.    Indemnification of Directors and Officers .............................        12

PART III

Item 1.    Index to Exhibits .....................................................        14


PART FS

           Financial Statements ..................................................       F-1





                                       (i)

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                                     PART 1

ITEM 1. DESCRIPTION OF BUSINESS

Health & Nutrition Systems International, Inc. (the "Company," "HNS," "we" or "us") markets and sells health and nutritional dietary supplements. We develop proprietary herbal and non-herbal formulations for the dietary supplement markets. An outside manufacturer provides us products which we package and ship. We sell directly to independent health food stores, pharmacies and convenience stores, as well as health food chains and pharmacy chains.

We were organized as a Florida corporation on October 25, 1993. Our fiscal year end is December 31. Our corporate offices are located at 3750 Investment Lane Building #5, West Palm Beach, Fl. 33404. Our phone number is (561) 863-8446.

MANUFACTURING

We contract our manufacturing out to herbal supplement manufacturers. Approximately 95% of our manufacturing needs are met by Garden State Nutritionals, a division of Vitaquest International Inc. Garden State owns a 200,000 square foot, state-of-the-art manufacturing facility in West Caldwell, New Jersey. Our secondary source of manufacturing is Florida Supplement Corporation, which houses a 10,000 square foot manufacturing facility located in Hollywood, Florida. We use Florida Supplement as a backup supplier of product on a per-order basis in the event we experience a shortfall from Garden State.

FACTORING

We entered into a factoring agreement with Nationsbanc Business Finance Corporation in November 1998. This agreement provides that Nationsbanc purchases our receivables from time to time at a certain discount. The term of this agreement is open ended.

GENERAL NUTRITION CORPORATION, INC. (GNC)

We have served as warehouse vendor for the dietary supplements retailer, GNC, since the fourth quarter of 1997. GNC is a leading specialty retailer of nutritional supplements and other health products, with more than 3,500 company-owned and franchised locations worldwide. Selected HNS products are included in GNC's Plan-o- gram marketing program, a pre-planned, in-store display format. Other of our products are presently warehoused by GNC and are available to their corporate and franchise stores.

PHARMACIAS EL AMAL

Since the third quarter of 1999, El Amal, A 50-store pharmacy chain in Puerto Rico, has sold our product, Thin Tab, under an agreement which provides for an initial TV and print campaign that runs through November 1999.
Pharmacias El Amal is the largest pharmacy chain in Puerto Rico.



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INDEPENDENT RETAIL LOCATIONS

We recently commenced our marketing efforts to this niche. Our efforts include agreements of trade shows and telemarketing through our in-house staff of eight telemarketers. These efforts have yielded 2,000 new accounts since we began in January 1999. We estimate that over 100,000 potential retail outlets, including pharmacies, health food stores and convenience stores exist in the U.S.

PRODUCTS

We distribute the following products: Thin Tab(TM), Thin Tab 100, Thin Tab Plus, Heart Tab Plus(TM), Skin Tab(TM) 400, Ultra Zoom 2000 (TM), Carbcutter(TM), On The Move(TM), Thin Tab Fat Binding System and Thin Bar(TM). All products are trademarked. Thin Tab Ripped Max, Super Carbcutter and Thin Shake are new products under development.

THIN TAB 100

Thin Tab 100 is an herbal supplement tablet formulated as an energy enhancer to increase stamina, endurance and mental acuity. We market Thin Tab 100 as being effective in producing positive benefits without the negative side effects of caffeine. We also believe ThinTab 100 to be effective in weight management, as it contains ingredients believed to suppress hunger, metabolize fat and optimize weight control programs.

THIN TAB PLUS is designed to offer the benefits of Thin Tab 100 in an ephedra -free formula.

HEART TAB PLUS was formulated to maximize the benefits of alpha ketoglutaric acid, chromium picolinate, and Coenzyme Q10. These ingredients are widely acclaimed for their believed multiple beneficial effects including: accelerating the metabolism of fat, creating lean muscle tissue, reducing cholesterol levels, increasing cardiac and vascular efficiency and reversing periodontal disease (gingivitis), among others.

SKIN TAB 400 contains Nutriderm and Botanical Antioxidants, Vitamin A and Vitamin E and other ingredients believed to benefit the skin.

ULTRA ZOOM 2000(TM) is made of active Ginsenosides and Vitamin B-12, and designed to deliver instant energy.

CARBCUTTER is a carbohydrate inhibitor that is designed to encourage weight control by inhibiting carbohydrate absorption.

ON THE MOVE is marketed as a sustained energy, endurance and immune system booster.

THIN TAB FAT BINDING SYSTEM is designed to promote weight loss and healthy cholesterol levels through a reduction in fat absorption.

THIN BAR is a high protein and high energy meal replacement bar in a peanut butter/chocolate flavor.



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The following products are under development:

THIN SHAKE is a meal replacement powder, to be available in chocolate and vanilla flavors. This shake features high-end phytonutrients, vitamins, minerals and lipotropics.

THIN TAB RIPPED MAX is designed to be a maximum strength thermogenic for energy enhancement and appetite suppression.

SUPER CARBCUTTER is believed to be a maximum carbohydrate inhibitor. Also, it is designed to provide for maximum energy support.

COMPETITION

The dietary supplement industry is highly competitive. Some of our competitors have greater resources and name recognition. These competitors include: Atkins Nutritionals, Twinlabs, Metabolife International, Inc. and Rexall Sundown, Inc.

CERTIFICATES OF ANALYSIS

All of our herbal supplement products have certificates of analysis supplied by each manufacturer. These documents provide clinical test results of product quality and ingredient accuracies.

GOVERNMENT REGULATION

Generally, the regulations of the Consumer Products Safety Commission and state imposed labeling standards require full disclosure of our products' ingredients. Additionally, our manufacturers abide by industry standards for manufacturing and quality control. Each manufacturer is subject to regulatory oversight of the United States Department of Health and Human Services, the Department of Public Health Services and the Food and Drug Administration.

INSURANCE

We are insured for product liability claims up to an aggregate of $2,000,000. In addition, each of our herbal supplement vendors has supplied us with industry-standard proof of insurance.

EMPLOYEES

We currently have 30 full time employees, five of which are managerial, ten are engaged in sales, five administrative personnel and ten are production/assembly personnel. We believe our relationship with our employees is good.

AVAILABILITY OF ADDITIONAL INFORMATION

This registration statement can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington D. C. 20549. Information about


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the Corporation of the Public Reference Room may be obtained by calling
1-800-SEC-0330. The Registration Statement is also available to the public from commercial document retrieval services or via EDGAR on the commission's Web site at www.sec.gov.

Prior to the effective date of the registration statement, we were not subject to the reporting requirements of the Securities Exchange Act of 1934 ("Exchange Act") and did not file quarterly and annual reports with the Commission. Commencing with the quarterly report for the period ending March 30, 2000, we will file these and other reports with the Commission. These reports can be accessed via EDGAR at the Commission's Web site, www.sec.gov. In addition, we will furnish our shareholders with annual reports containing audited financial statements and may distribute quarterly reports containing unaudited summary financial information.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998.

Net Sales: Net sales for the nine months ended September 30, 1999 were $1,310,163, an increase of $602,894 or 85%, as compared to net sales of $707,269 for the nine months ended September 30, 1998. The increase was due to restructuring sales and marketing programs from outside marketing and broker services to in-house sales. Our in-house telemarketing program has generated sales in the independent health food store and independent pharmacy market. We have established and maintained sales in health food chain accounts and pharmacy chain accounts. Also, our new channels of distribution, new products and advertising have created increased sales volume per account.

Cost of Sales: Cost of sales for the nine months ending September 30, 1999 was $556,143 or 42% of net sales, as compared to $369,472 or 52% of net sales for the nine months ending September 30, 1998. The decrease is primarily attributable to our decision to sell directly to stores without the use of outside marketing companies. Through this method of sales we are charging higher prices for our products, which reduces our cost of sales.

Gross Profit: Gross profit for the nine months ended September 30, 1999 was $754,020, an increase of $416,223 or 123%, as compared to gross profit of $337,797 for the nine months ending September 30, 1998. As a percent of net sales, gross profit was 58% for the nine months ending September 30, 1999, as compared to 48% for the nine months ending September 30, 1998. Each increase is primarily attributable to increased sales and higher prices charged by us for our products.

Operating Expenses: Operating expenses were $694,131 for the nine months ending September 30, 1999, representing an increase of $234,122 as compared to $457,007 for the nine months ending September 30, 1998. As a percent of net sales, operating expenses were 53% for the nine months ending September 30, 1999 as compared to 75% for the nine months ending September 30, 1998. Each difference is primarily attributable to increased sales to new channels of distribution.

Net Profit from Operations: Net profit from operations was $63,559 or $0.01 per share for the nine months ending September 30, 1999 as compared to $(130,128) or $(0.02) per share for the nine months ending September 30, 1998. The increase in income from operations is primarily attributable to increased sales, increased profit margins and decreased operating expenses.


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Carry Forward Loss

We have net operating loss carry forwards of approximately $339,774 for tax purposes to affect future taxable income. The net operating loss carry forwards expire between 2008 and 2018.

Liquidity & Capital Resources

We factor certain of our account receivables with NationsBank. NationsBank purchases receivables for 96.75% of the face amount of certain invoices and we maintain a reserve account of 15% of the outstanding receivables held by the factor. The reserve account may be charged additional fees from 1% to 3% on invoices paid beyond the agreed terms. Our president guarantees the payment of the factored receivables. NationsBank has extended credit up to $500,000 for factoring GNC.

HNS has a $100,000 monthly C. D. at an interest rate of approximately 4.5% in reserve at Sun Bank.

Sources of Additional Working Capital

HNS has 741,294 outstanding warrants, which, if all are exercised, would provide an additional $969,780 in proceeds to HNS. The major factor that would encourage warrant holders to exercise their warrants is if HNS becomes publicly traded and at the price at which its stock would trade.

Management believes that the company needs to raise additional capital to expand our inventory levels, product lines and sales.

TWELVE MONTHS ENDING DECEMBER 31, 1998 COMPARED TO TWELVE MONTHS ENDING DECEMBER 31,1997.

Net Sales: Net sales for the twelve months ending December 31, 1998 were $922,408, a decrease of $464,301, or 33%, as compared to net sales of $1,386,709 for the twelve months ending December 31, 1997. The decrease was due to terminating contractual relationships with our single largest account, a sales agent marketing company that purchased and marketed our products. We decided to terminate this arrangement and handle all marketing and sales in-house as part of our change in strategy to sell directly to our customers.

Cost of Sales: Cost of sales for the twelve months ending December 31, 1998 was $462,008 or 51 % of net sales, as compared to $725,914, or 52% of net sales for the twelve months ending December 31, 1997, a decrease of $263,906, or 24%. The increase of sales to stores allows us to receive higher prices for our products, thereby reducing our cost of sales.

Gross Profit: Gross profit for the twelve months ending December 31, 1998 was $460,400, a decrease of $200,395 or 30% as compared to gross profit of $600,795 for the twelve months ending December 31, 1997. As a percent of net sales, gross profit was 50% for the twelve months ending December 31, 1998, as compared to 48% for the twelve months ending December 31, 1997. The decrease is attributable to decreased sales resulting from the transition of outside sales and marketing functions to in-house sales and marketing. The increase in gross profit as a percentage of net sales can be attributed to increased prices for direct to store sales without outside marketing/broker assistance.


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Operating Expenses: Operating expenses were $696,840 for the twelve months ending December 31, 1998, representing an increase of $203,258 as compared to $493,582 for the twelve months ending December 31, 1997. As a percent of net sales, operating expenses were 76% for the twelve months ending December 31, 1998 as compared to 36% for the twelve months ending December 31, 1997. The increase is attributed to transitional costs incurred in setting up in-house sales and marketing as opposed to outside services. In addition, we experienced an increase of in-house selling expenses associated with our shift to in-house sales and marketing.

Net Profit from Operations: Net profit from operations was $(254,394) or $(0.04) per share for the twelve months ending December 31, 1998 as compared to $143,618 or $0.03 per share for the twelve months ending December 31, 1997. The decrease is a result of the interruption of sales due to the transition from outside sales and marketing to in-house sales and marketing, increased operating costs associated with this transition and slower than expected sales growth in direct sales to pharmacy and health food accounts.

Carry Forward Loss

We have a net operating loss carry forward of approximately $339,774 for tax purposes to affect future taxable income. The net operating loss carry forwards expire between 2008 and 2018.

Liquidity & Capital Resources

We factor certain of our accounts receivable with NationsBank. NationsBank purchases receivables for 96.75% of the face amount of certain invoices and we maintain a reserve account of 15% of the outstanding receivables held by the factor. The reserve account may be charged additional fees from 1% to 3% on invoices paid beyond the agreed terms. Our president personally guarantees the payment of the factored receivables. NationsBank has extended credit up to $500,000 for factoring GNC accounts receivable.

As of December 31, 1998, HNS had a $100,000 C.D. in reserve at Sun Bank.

Sources of Additional Working Capital

HNS had 741,294 outstanding warrants, which, if exercised, would provide an additional $969,780 of proceeds to HNS.

We believe that we need to continue to expand in-house sales through establishing an in-house telemarketing program to sell directly to pharmacies and health food stores. In addition, we need to continue to increase advertising and create new products for the direct category.

Disclosure regarding Forward Looking Statements

Information contained or incorporated by reference in this registration statement on Form 10-SB and contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," or comparable terminology, or by discussions of strategy. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. No assurance can be given that future results covered by the forward-looking statements will be achieved, and


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other factors could also cause actual results to vary materially from the future results covered in such forward- looking statements. The Company does not undertake to publicly update or revise any of its forward looking statements even if experience or future change show that the indicated results or events will not be realized.

ITEM 3. DESCRIPTION OF PROPERTY

Our corporate offices are located in a 6,000 square foot facility at 3750 Investment Lane, Suite 5, West Palm Beach, Florida, 33404, which also functions as our warehouse. All packaging and shipping is performed from this location. This lease expires on January 1, 2003 and provides for lease payments of approximately $2,000.00 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This chart shows: (i) the name and number of shares of each officer or director;
(ii) the name and number of shares held by each person known to be the beneficial owner of more than 5% of our company's common stock; and (iii) the holdings of all officers and directors as a group. The address for each person is 3750 Investment Lane Suite 5, West Palm Beach, Fl. 33404. As of December 31, 1999 there were approximately 7,487,894 shares of common stock issued and outstanding.



                                                           Amount of Beneficial
Name of Beneficial Owner                                    Ownership of Stock          Percentage of Class
------------------------                                   --------------------         -------------------
Tony Musso                                                      1,138,657                     15.2
Steven Pomerantz                                                  973,657                     13.0
Christopher Tisi                                                  914,575                     12.2
Tony D'Amato                                                      799,104                     10.7
J. C. Herbert Bryant III                                          500,268                      6.7
Anthony & Renute Dell'aquilla                                     610,000                      8.1
Napoleon & Tania Paz                                              620,000                      8.3
All Executive Officers & Directors as a group
(3 People)                                                      3,026,889                     40.4

The holdings of Anthony and Renute Dell'aquilla include warrants to purchase an aggregate of 200,000 shares of common stock at a purchase price of $0.50 per share, exercisable until April 5, 2001. Napoleon and Tania Pas hold identical warrants to purchase an aggregate of 200,000 shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, positions with the company and ages of the executive officers and directors of the company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. The Board elects officers and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.



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


         NAME                              AGE                       POSITION
         ----                              ---                       --------
         Steven Pomerantz                  43                President, Chief Executive
                                                             Officer, Treasurer, Director

         Christopher Tisi                  29                VP Sales & Marketing,
                                                             Secretary, Director

         Tony Musso                        50                Chairman of the Board of
                                                             Directors

Each director holds office until the next annual meeting of shareholders and until his successor is elected and qualified. Each officer holds office until the first meeting of directors following the annual meeting of shareholders and until his successor is elected and qualified, subject to earlier removal by our board of directors.

STEVEN POMERANTZ

Steven Pomerantz has served as President and Chief Executive Officer since March 1998. From 1995 to March 1998, Mr. Pomerantz served as Vice President of Finance and Chief Operating Officer. Prior to joining HNS, Mr. Pomerantz served as President of CSP International, Inc., a manufacturer of pepper gas, which he co-founded with Mr. Musso in 1985 and successfully sold in December 1994. From 1982 to 1984 Mr. Pomerantz was an account executive with NCR Corporation. In 1980, Mr. Pomerantz received his MBA from Emory University in Atlanta, Georgia.

CHRISTOPHER TISI

Christopher Tisi has served as Vice President of Sales and Marketing since March 1998. From 1994 to March 1998, Mr. Tisi served as Vice President of Training. From 1991 to December 1994, Mr. Tisi served as a Marketing Director at Quorum International, a multi-level marketing company in Phoenix, Arizona.

TONY MUSSO

Tony Musso serves as Chairman of the board of directors, a position he has held since March 1998. From 1993 to March 1998, Mr. Musso served as President and Chief Executive Officer. Mr. Musso has served as Chairman of the Board of Nutrition Superstore.com since November 1997. In 1985 Mr. Musso co-founded CSP Int., Inc. with Mr. Pomerantz and successfully sold the Pepper Spray Manufacturing Company in December 1994. In 1989 Mr. Musso founded International Marketing Strategies and served as Executive Director until December 1997. The company distributed Health & Beauty products for NYSE (NUS) Nu-Skin International. From 1977 to 1985 Mr. Musso served as V.P. of Sales of S.G.M., a Halon Fire Extinguisher company. From 1972 to 1976, Mr. Musso served as an internal auditor for Thomas Jefferson University in Philadelphia, P.A. In 1974, he received his Law Degree from Delaware Law School and in 1971, he received his Bachelors of Science from the University of Scranton.

ITEM 6. EXECUTIVE COMPENSATION

CASH COMPENSATION

The following table summarizes all compensation recorded by the Company in the last three fiscal years for the Company's executive officers serving as such.



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


NAME                       YEAR               SALARY                 BONUS                       POSITION
----                       ----             -----------             ---------                    --------
Steve Pomerantz            1998             $ 41,731.00                     0                   President
                           1997             $140,673.00                     0                   Vice President
                           1996                       0             $7,056.84                   Vice President

Tony Musso                 1998             $ 10,576.72                     0                   Vice President
                           1997             $ 52,778.12                     0                   President
                           1996                       0             $6,781.58                   President


OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1998

No options were granted to any executive officers in 1998.

STOCK OPTION PLAN

In May 1998 the Company adopted a stock option plan. Currently, no options are outstanding. The purpose of the stock option plan was to increase the employees and non-employee directors' proprietary interest in HNS and to align more closely their interests with the interests of the shareholders of HNS, as well as to enable HNS to attract and retain the services of experienced and highly qualified employees and non-employees directors.

Options granted under this plan may either be options qualifying as incentive stock options under Section 422 of the Internal revenue Code of 1986, as amended, or options that do not so qualify. Any incentive option must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any incentive option granted to an eligible employee owning more than 10% of the our common stock must be at least 110% of such fair market value as determined on the date of the grant.

The term of each option and the manner in which it may be exercised is determined by the board of directors, provided that no option may be exercisable more that 10 years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more that 10% of the our common stock, no more than five years after the date of the grant. The exercise price of non-qualified options shall be determined by the board of directors.

We reserved an aggregate of 2,500,000 shares of common stock for issuance of options under the stock option plan. As of November 1, 1999, options to purchase an aggregate of 335,000 have been granted, all of which have been exercised. Therefore, options to purchase 2,165,000 remain. The board of directors or a committee of the board of directors will administer the plan including, without limitation, the selection of the persons who will be granted plan options under the plan, the type of plan options to be granted, the number of shares subject to each plan options and the plan option price.

The per share exercise price of shares granted under the plan may be adjusted in the event of certain changes in the total purchase price payable upon the exercise in full of options granted under the plan. Officers, directors and key employees of and consultants to HNS will be eligible to receive non-qualified options under the plan.


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Only officers, directors and employees of HNS who are employed by HNS or by any subsidiary thereof are eligible to receive incentive options.

EMPLOYMENT AGREEMENTS

STEVEN POMERANTZ

Effective January 1, 2000, we entered into a two year employment agreement with Steven A. Pomerantz, Chief Executive Officer, President and Treasurer. The agreement provides for an annual base salary of $100,000 and is terminable for cause. The agreement also provides for quarterly bonuses of up to $10,000, based upon our attainment of certain quarterly sales revenue benchmarks. Mr. Pomerantz has, in the past, voluntarily accrued certain portions of his salary owed him by us. To date, all such amounts have been repaid.

CHRISTOPHER TISI

Effective January 1, 2000, Health & Nutrition Systems International, Inc. entered into a two year employment agreement with Christopher Tisi, the company's Vice President of Sales & Marketing and Secretary. The agreement provides for an annual base salary of $100,000 and is terminable for cause. The agreement also provides for quarterly bonuses of up to $10,000, based upon our attainment of certain quarterly sales revenue benchmarks.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has, in the past, engaged in related party transactions with J.C. Herbert Bryant III, who, at the time of the transactions, was an officer of the Company, but has since resigned. The entity controlled by this individual, KMS-Thin Tab 100, Inc., purchased products from the Company for resale to its customers on terms no more favorable than those given to unaffiliated third parties in arms'-length transactions. For the nine month period ended September 30, 1999, KMS-Thin Tab 100, Inc. made aggregate purchases of $104,461.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 30,000,000 shares of common stock, par value $.001 per share of which approximately 7,484,894 shares were issued and outstanding as of December 31, 1999. The issued and outstanding shares were fully paid and nonassessable. Holders of the shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of common stock are entitled to receive ratably such dividends as may be declared by the company and to participate ratably in the distribution of any assets legally available for distribution with respect to the common stock. The Company does not expect to pay dividends for the foreseeable future.



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



FLORIDA ANTI-TAKEOVER STATUTES; INDEMNIFICATION

Florida has enacted legislation that may deter or frustrate a take-over of a Florida Corporation. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Florida law permits the Company's Articles of Incorporation to require the Company to indemnify the Company's directors, officers, employees and agents.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

As of December 31, 1999, there were 99 shareholders of record of our common stock. Our common stock is not included for trading on any exchange or quotation system. There are approximately 7,484,894 shares of common stock issued and outstanding.

The Transfer Agent for our common stock is Florida Atlantic Stock Transfer, Inc. 7130 Nob Hill Road, Tamarac, FL 33321.

In January 1997, the shareholders approved an amendment to the articles of incorporation to increase the number of shares of common stock, par value $0.001 per share. We increased our authorized common stock from 7,500,000 to 30,000,000.

 In January 1997, our board of directors authorized a forward stock split of
1.771144278607 shares for each share then outstanding, not including the shares underlying warrants and other shares of common stock which were issued in connection with an offering of shares in 1995, which were canceled. The per share information included in the accompanying financial statements and related notes are restated to reflect this stock split.

DIVIDED POLICY

We have never paid cash dividends on our common stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and does not anticipate that one cash dividends will be paid in the foreseeable future. The future dividends policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In October 1995, we sold in a private placement 59,000 shares for a purchase price of $0.50 per unit, which were ultimately converted into an aggregate of 59,000 shares of our common stock to 10 persons who were either accredited or otherwise sophisticated investors with whom we had pre-existing relationships and access to relevant information concerning us in an offering exempt from registration under the Securities Act in reliance on Sections 3(b) and Rule 504 of Regulation D of the Securities Act. We received gross proceeds of $29,500 in this transaction. We did not utilize the services of an underwriter and we paid no commissions or other compensation for sales made in this private placement.

In January 1997, we consummated the private sale of an aggregate of 265,000 shares of common stock at a purchase price of $.50 per share to 24 persons who were either accredited or otherwise sophisticated investors. The securities were exempt from registration under The Securities Act pursuant to Rule 504 of Regulation D thereunder.

In May 1998, we consummated for sale in a private placement to 6 individuals of an aggregate of 57,550 units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock at a purchase price of $2.00 per share, expiring May 19, 2000 (the "1998 Offering"). Inasmuch as these individuals were either accredited or otherwise sophisticated individuals with whom we had preexisting relationships and had access to relevant information about us, the issuance of these securities was exempt form the registration requirements of the Securities Act pursuant to the exemption set forth in Sections 3(b) and Rule 504 of Regulation D of the Securities Act. We received gross proceeds of $37,325 and we paid no commissions or other compensation for sales made in this private placement.

In March 1999, we consummated the sale to 51 individuals, in a private placement of units, each consisting of (i) four shares of common stock, (ii) one warrant to purchase one share of common stock at a purchase price of $.50 per share ("$.50 Warrants") and (iii) one warrant to purchase one share of common stock at a purchase price of $2.00 per share (the "1999 Offering"). Each of the $.50 Warrants and the $2.00 Warrants expire in one year from their issuance. We issued an aggregate of 1,367,488 shares of common stock, 341,872 $.50 Warrants and 341,872 $2.00 Warrants, receiving gross proceeds of $367,000. Inasmuch as these investors were accredited or otherwise sophisticated investors or had a preexisting relationship with us and access to relevant information concerning us, the issuance of these securities was exempt, from the registration requirements of the Securities Act pursuant to the exemption set forth in Sections 3(b) and Rule 504 of Regulation D of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation and Bylaws provided that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

The following audited financial statements for Health & Nutrition Systems International, Inc., including the audited balance sheet at December 31, 1998 and 1997 and the related audited statements of operations, changes in stockholder's equity and cash flows for each of the years ended December 31 1998 and 1997 have been audited by Butner & Kahle CPA's, PA, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Also included are additional audited financial statements for the Company, including the audited balance sheet at September 30, 1999 and the related audited statements of operations for the nine months ended September 30, 1999, which financial statements also have been prepared by Butner & Kahle CPA's, P.A. independent certified public accountants.

                                    PART III


  EXHIBITS                      DESCRIPTION OF EXHIBITS
  --------                      -----------------------

   3.1(a) Articles of Incorporation of Health & Nutrition Systems International, Inc.

   3.1(b) Amended Articles of Incorporation of Health & Nutrition Systems International, Inc.

   3.1(c) Amended Articles of Inc. of Health & Nutrition Systems International, Inc.

   3.2         By-laws of Health & Nutrition Systems International, Inc.

   10.1 Employment Agreement between Health & Nutrition Systems International, Inc. and Steven Pomerantz.

   10.2 Employment Agreement between Health & Nutrition Systems International, Inc. and Christopher Tisi.

   27          Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.



Date: January 31, 2000                           By: /s/ Steven Pomerantz
                                                 -------------------------------
                                                 President, Treasurer

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          Audited Financial Statements

                               September 30, 1999

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors Report                                                 F-2

Balance Sheets                                                              F-3

Statements of Operations                                                    F-4

Statement of Stockholders' Equity                                           F-5

Statements of Cash Flows                                                    F-6

Notes to Financial Statements                                               F-7

                           INDEPENDENT AUDITORS REPORT




The Board of Directors and Stockholders
Health & Nutrition Systems International, Inc.
West Palm Beach, Florida

We have audited the accompanying balance sheet of Health & Nutrition Systems International, Inc. as of September 30, 1999, and the related statement of operation, stockholders' equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health & Nutrition Systems International, Inc. as of September 30, 1999, and the results of its operations and its cash flows for the nine months then ended in conformity with generally accepted accounting principles.






Butner & Kahle CPAs PA
West Palm Beach, Florida
December 22, 1999

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                                  BALANCE SHEET

                               September 30, 1999



                                                                              1999
                                                                            ---------
                                     ASSETS
CURRENT ASSETS
  Cash and equivalents                                                      $ 191,838
  Accounts receivable (net of reserve of $17,872)                             241,220
  Inventory                                                                   182,074
  Prepaid expenses and other current assets                                     3,797
                                                                            ---------
    Total current assets                                                      618,929
                                                                            ---------

FIXED ASSETS
  Furniture, fixtures and equipment (net of depreciation
    of $60,616)                                                                25,393
                                                                            ---------
OTHER ASSETS
  Other assets (net of amortization of $1,186)                                 53,065
                                                                            ---------
    Total other assets                                                         53,065
                                                                            ---------
  Total Assets                                                              $ 697,387
                                                                            =========

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                                          $ 220,713
  Accrued taxes                                                                13,293
  Capital leases -- current portion                                             4,040
  Other current liabilities                                                    42,099
                                                                            ---------
    Total current liabilities                                                 280,145
                                                                            ---------
  Capital leases -- less current portion                                          759
                                                                            ---------
  Total Liabilities                                                         $ 280,904
                                                                            ---------

STOCKHOLDERS' EQUITY
  Common stock, $0.001 par value, authorized 30,000,000 shares
    7,487,894 shares issued and outstanding                                     7,488
  Additional paid in capital                                                  685,540
  Stock subscription receivable                                                  (330)
  Deficit accumulated during development stage                               (276,215)
                                                                            ---------
    Total stockholders' equity                                                416,483
                                                                            ---------
Total Liabilities and Stockholders' Equity                                  $ 697,387
                                                                            =========




    The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS

            For the 9 Month Periods Ended September 30, 1999 and 1998


                                                             1999              1998
                                                         -----------       -----------
                                                                           (unaudited)
                         REVENUE
Sales of products                                        $ 1,208,212           661,597
Sales of products--Related parties                           104,461            45,819
   Less:  Returns and allowances                              (2,510)             (147)
                                                         -----------       -----------
Net sales                                                  1,310,163           707,269

                   OPERATING EXPENSES
Cost of sales                                                556,143           369,472
                                                         -----------       -----------
  Gross profit                                               754,020           337,797
                                                         -----------       -----------

Other operating expenses:
  Selling expenses                                           225,761           138,310
  Office expenses                                            131,131            60,331
  Outside services                                            74,121            34,405
  Salaries, wages and benefits                               186,133           158,508
  Professional services                                       32,047            23,726
  Occupancy expenses                                          23,909            22,784
  Bad debts                                                    6,027             5,122
  Depreciation and amortization                                7,931             5,708
  Other expenses                                               7,071             8,113
                                                         -----------       -----------
Total development stage expense                              694,131           457,007
                                                         -----------       -----------

Profit (loss) before other expenses and taxes:                59,889          (119,210)
                                                         -----------       -----------

Other income (expense)                                         3,670           (10,918)
Income taxes                                                      --                --
                                                         -----------       -----------

Net profit (loss)                                        $    63,559          (130,128)
                                                         ===========       ===========

Net  profit (loss) per share basic                       $      0.01             (0.02)
                                                         ===========       ===========
Net profit (loss) per share assuming dilution            $      0.01             (0.02)
                                                         ===========       ===========
Weighted average number of shares                          6,668,286         5,848,678
                                                         ===========       ===========
Weighted average number of shares assuming dilution        7,352,030         5,848,678
                                                         ===========       ===========







    The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                               September 30, 1999




                                          NUMBER                      ADDITIONAL      STOCK                             TOTAL
                                         OF SHARES       COMMON        PAID IN     SUBSCRIPTION    ACCUMULATED      STOCKHOLDERS'
                                       OUTSTANDING       STOCK         CAPITAL      RECEIVABLE       DEFICIT      EQUITY (DEFICIT)
                                       -----------     ----------     ----------    ----------     ----------     ---------------
BALANCES, DECEMBER 31, 1997              5,634,750     $    5,635        147,645        (1,087)       (85,380)      $   66,813
  Shares issued for cash                    79,000             79         44,821            --             --           44,900
  Options exercised for cash                 5,000              5          2,495            --             --            2,500
  Shares issued for services                 8,856              9          4,419            --             --            4,428
  Officer and director options for
      services exercised                   335,000            335        112,625            --             --          112,960
  Collection of subscription
      receivable                                --             --             --            60             --               60
 Net loss                                       --             --             --            --       (254,394)        (254,394)
                                        ----------     ----------     ----------    ----------     ----------       ----------
BALANCES, DECEMBER 31, 1998              6,062,606          6,063        312,005        (1,027)      (339,774)         (22,733)
                                        ----------     ----------     ----------    ----------     ----------       ----------

  Shares issued for cash                 1,425,288          1,425        373,535            --             --          374,960
  Collection of subscription
      receivable                                --             --             --           697             --              697
   Net profit                                   --             --             --            --         63,559           63,559
                                        ----------     ----------     ----------    ----------     ----------       ----------
BALANCES, SEPTEMBER 30, 1999            $7,487,894     $    7,488        685,540          (330)      (276,215)      $  416,483
                                        ==========     ==========     ==========    ==========     ==========       ==========













    The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS

            For the 9 Month Periods Ended September 30, 1999 and 1998


                                                                              1999             1998
                                                                            ---------       ---------
                                                                                         (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)                                                           $  63,559        (130,128)
Adjustment to reconcile net loss to net cash used by development stage activities:
    Depreciation and amortization                                               7,931           5,708
    Shares issued for services and options for services exercised                  --              --
    (Increase) decrease in accounts receivable                               (246,380)         47,455
    (Increase) decrease in inventory                                          (69,215)         99,969
    (Increase) decrease in prepaids and other current assets                   (1,731)          4,243
    Increase (decrease) in accounts payable                                   106,790         (29,724)
    Increase (decrease) in accrued liabilities                                 10,912         (57,027)

      Total adjustments                                                      (191,694)         70,624
                                                                            ---------       ---------
Net cash provided (used) by development activities                           (128,134)        (59,504)
                                                                            ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in trademarks                                                   (1,748)           (866)
    Acquisition of fixed assets                                               (16,218)         (1,805)
    Purchase of company shares for cash                                            --              --
                                                                            ---------       ---------
Net cash provided (used) by investing activities                              (17,966)         (2,671)
                                                                            ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock                                    374,960          28,052
    Proceeds (repayment) of financing and subscription receivable              (2,672)         (3,182)
    Advances from (repayments to) related parties                             (71,155)         11,305
                                                                            ---------       ---------
Net cash provided (used) by financing activities                              301,133          36,175
                                                                            ---------       ---------

Net increase (decrease) in cash and equivalents                               155,033         (26,000)

CASH and equivalents, beginning of period                                      36,805          63,399
                                                                            ---------       ---------
CASH and equivalents, end of period                                         $ 191,838          37,399
                                                                            =========       =========















    The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS






NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS--Health & Nutrition Systems International, Inc. ("HNS" or the "Company") is a marketer and distributor of health and nutrition herbal supplements. The Company was incorporated in Florida on October 25, 1993. HNS product sales consist of nine primary dietary supplements: THIN TAB100(R), HEART TABPLUS(TM), SKIN TAB400(R), Ultra Zoom 2000(TM), THIN TABPLUS(TM), ON THE MOVE(TM), THIN TAB(TM) FAT BINDING SYSTEM, CARBCUTTER(TM), THINBAR(TM). These products are sold primarily wholesale to health stores, drug stores, nutrition centers, and other retailers. Additionally, the products are sold through certain related parties to similar customer types. The current markets are concentrated in North America and Puerto Rico. Three manufacturers produce most of the HNS dietary supplements.

USE OF ESTIMATES--The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with maturities of three or fewer months to be cash equivalents. Cash equivalents consist primarily of investments in money market funds.

INVENTORIES--Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis.

PROPERTY, EQUIPMENT, LEASEHOLD IMPROVEMENTS, AND DEPRECIATION--Property and equipment are carried at depreciated cost. Depreciation is provided using the straight-line method over the estimated economic lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of five years or the lease term. The Company reviews the valuation of fixed assets and their remaining economic lives annually and adjusts depreciation accordingly.

TRADEMARKS--The Company records the costs of trademarks as intangible assets and amortizes their value of their estimated economic life.

REVENUE RECOGNITION--Sales revenue is recognized at the date of shipment to customers. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience.

ADVERTISING COSTS--Advertising costs are charged to expense as incurred. Advertising expenses for the 9 month periods ending September 30, 1999 and 1998 were $94,407 and $28,146, respectively.

STOCK-BASED COMPENSATION--The Company applies the intrinsic value method in accounting for its stock options issued to employees. Accordingly, no compensation expense has been recognized for options granted with an exercise price equal to market value at the date of grant. Compensation is recorded when options are exercised when the exercise price is below the market value of the stock.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS






INCOME TAXES--Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes a liability or asset for the deferred tax consequences of temporary differences. Net deferred tax assets are reviewed for recoverability and valuation allowances are provided, as necessary.

EARNINGS (LOSS) PER COMMON SHARE--Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income (loss) by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. The exercise or conversion of securities that would be antidilutive are not presented. This would be the case in 1998. In 1999 the dilutive effect of options if exercised would have been less than $0.01 per share.

COMPREHENSIVE INCOME--The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," in the year ended December 31, 1998. The Company did not have any components of comprehensive income during that or the preceding year.

SEGMENT INFORMATION--The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the year ended December 31, 1998. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information.


NOTE 2.  INCOME TAXES

The Company has an accumulated deficit since inception. The deferred tax consequence of temporary differences in reporting items for financial statement and income tax purposes have not been recognized because the effect has not been material to the financial statements taken as a whole. Realization of future tax benefits related to deferred tax assets is dependent upon the Company's ability to generate taxable income within the net operating loss carry-forward period, and possible changes in the tax laws prior to or after the filing of tax returns by the Company. Management has considered these factors in determining the valuation allowance for financial reporting purposes. The net income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities were $80,447 and $37,900 for the 9 month periods ending September 30, 1999 and 1998 respectively subject to valuation allowances of the same amounts.

The reconciliation between statutory federal and state income tax rates and the effective rate, giving effect to loss carry-forwards used to calculate the tax asset and valuation allowance were 25% as to federal and 4% as to state for both September 30, 1999 and 1998.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS





The Company has net operating loss carry-forwards of approximately $276,213 for tax purposes to affect future taxable income. The net operating loss carry-forwards expire between 2008 and 2019.


NOTE 3.  FINANCING ARRANGEMENTS

ACCOUNTS RECEIVABLE FACTORING--The Company factors certain of its accounts receivable with a commercial finance company subsidiary of a bank. The factor purchases receivables for 96.75% of the face amount of certain invoices and the Company maintains a reserve account with the factor of 15% of the outstanding receivables held by the factor. The reserve account may be charged additional fees from 1% to 3% on invoices paid beyond the agreed to terms. The payment of the factored receivables by the customer of the Company is guaranteed by the President of the Company. The factor reserve was 36,447 at September 30, 1999.


NOTE 4.  RELATED PARTY TRANSACTIONS

The Company has engaged in related party transactions with an individual who, at the time of the transactions, was an officer of the Company, but has since resigned. The entity controlled by this individual, KMS-Thin Tab 100, Inc., purchased products from the Company for resale to its customers on terms no more favorable than those given to unaffiliated third parties in arms'-length transactions. For the nine month periods ended September 30, 1999 and 1998, KMS-Thin Tab 100, Inc. made aggregate purchases of $104,461and $45, 819, respectively.


NOTE 5.  COMMON STOCK

AUTHORIZED SHARES--The Company has authorized 30,000,000 shares of common stock, par value $0.001 per share.

STOCK OFFERINGS IN PRIVATE PLACEMENTS--The Company has engaged in several private placements of common stock. In 1998, the Company offered 700,000 shares of common stock and 700,000 warrants to purchase one common share at $2.00 for a combined price of $1.10 per share and warrant. This offering was amended in March, 1999 when the Company offered four shares of common stock and two warrants to purchase one share each, one at $0.50 and one at $2.00. In this offering the Company received $376,060 and issued 1,363,488 shares of common stock and the corresponding warrants.

STOCK AND OPTIONS ISSUED FOR SERVICES--The Company authorized the 1998 Stock Option Plan of the Corporation in May, 1998. The plan set aside a reserve of 2,500,000 shares of common stock for this purpose. At this time, the board of directors granted 335,000 to two board members to purchase shares at $0.001 per share. The options were exercised and restricted shares were issued. The Company recorded $112,960 in compensation to those directors, or $0.337 per share. A total of 61,800 additional shares were issued during the nine months ended September 30, 1999 at $0.001 per share.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS





NOTE 6.  COMMITMENTS, CONTINGENCIES, AND CERTAIN CONCENTRATIONS

LEASE COMMITMENTS--The Company leases its office and warehouse space under the extension of a lease to December 31, 2002. The lease payments are $2,010 per month.

The Company also leases various equipment under non-cancelable financing leases. The future annual lease payments at September 30, 1999 were as follows: $4,040 in the period ending September 30, 2000 and $759 in the period ending September 30, 2001.

LEGAL MATTERS--The Company has been subject to legal proceedings and claims arising in the ordinary course of business. The Company disputed a bill for promotional materials from 1995. The vendor has not sought collection since that time and management does not expect any potential outcome to have a material adverse effect on the Company's financial condition, results of operations, or cash flows. The Company is also subject to two actions which in the aggregate claim $30,000. The Company denies any liability in these actions and is defending them.

PRODUCT LIABILITY--The Company is insured for product liability claims and uses vendors who are also insured. There is a risk that that certain vendors may not have sufficient product liability insurance or may loose their insurance, or the Company may not be able to insure at reasonable cost. In any of these events, there could be a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

CERTAIN CONCENTRATIONS--The Company purchases a number of its products from single sources and has sales to several major customers. The loss of any one source or major customer could adversely affect the financial condition, results of operations, or cash flows.


NOTE 8.  SUBSEQUENT EVENTS

The Company has committed approximately $71,000 for advertising in the early part of the year 2000 and has paid $56,000 of this commitment in advance in October, 1999. The Company entered into a lease for a new phone system in October, 1999 with a value of approximately $11,000.